July 31, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	Haoxi Health Technology Ltd
Amendment No. 3 to Registration Statement on Form F-1
Filed July 24, 2024
File No. 333-280174

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated July 29, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1, Filed July 24, 2024

Cover Page

1.	You disclose on the prospectus cover page and elsewhere in the prospectus that on “the Reset Date, the number of shares issuable upon exercise of the Series B warrants shall be increased (but not decreased) to 13,227,513 shares.” However, we also note the Series B Warrants are exercisable only on or after the Reset Date. In view of this, please clarify how you would be able to increase the number of shares underlying the Series B Warrants when the warrants cannot be exercised before the Reset Date, which in turn implies that there could not be a lower number of shares that would then be increased.

Response: In response to the Staff’s comment, we have revised the deal terms, filed as Exhibit 4.4 of the Amended Registration Statement, and relevant disclosures throughout the Amended Registration Statement.

Prospectus Summary, page 1

2.	Please highlight in the “Offering” section of the prospectus summary, beginning on page 21, the dilutive effect of this transaction on both your existing security holders and holders who purchase securities in this transaction. In this regard, we note your existing dilution risk factor disclosure on page 53.

Response: In response to the Staff’s comment, we have revised our disclosure on page 22 of the Amended Registration Statement to highlight the dilutive effect of this transaction on both our existing security holders and holders who purchase securities in this transaction.

General

3.	Please tell us the purpose of the Reset Date mechanism and why the parties have included it as a term of the warrants. In addition, please tell us why the parties selected as the Reset Date the 16th trading day following issuance of the warrants.

Response: In response to the Staff’s comment, we have revised the deal terms, filed as Exhibit 4.3 and 4.4 of the Amended Registration Statement, and relevant disclosures throughout the Amended Registration Statement. We have taken out the term “reset” since the exercise price of Series A warrants and Series B warrants will be fixed on the pricing date. The Company chose to select the 16th trading day following the issuance of Series A warrants and Series B warrants as the Series B Exercise Date to allow sufficient time to avoid too much dilution immediately after pricing.

4.	The exercise price of the Pre-Funded Warrants is disclosed as $0.0001 per share of Class A Ordinary Shares and the exercise price of the Series B Warrants is disclosed as $0.0001 per share of Class A Ordinary Shares. However, you disclose that the Series A Warrants on the Reset Date will have their exercise price changed from “$3.78 per Class A Ordinary Share” to “$0.756 and the number of shares issuable immediately prior to the reset shall be adjusted to 16,534,392.” In addition, on page 53 you disclose that the exercise price of the Series A Warrants on the Reset Date would be $0.151 per initially issued warrant. To ensure clarity for investors, please adjust your disclosure to state the exercise price of the Series A Warrants on a per share of Class A Ordinary Shares basis.

Response: We have revised our disclosure on the cover page and risk factor on page 53 to disclose the exercise price of the Series A warrants on a per share of Class A Ordinary Shares basis. We respectfully advise Staff that the exercise price of the Series A Warrant is adjusted to $0.746 per Class A Ordinary Share on the Series B Exercise Date, and the number of shares issuable per initially-issued Series A Warrant on the Series B Exercise Date would be five Class A Ordinary Shares.

5.	For each of the securities included in the registered transaction (i.e., the Units, the Class A Ordinary Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying them, the Series A Warrants and the Class A Ordinary Shares underlying them, and the Series B Warrants and the Class A Ordinary Shares underlying them), please tell us whether the price of the security and the aggregate number of securities included in the transaction will be fixed as of the effective date of the registration statement. In addition, for each such security, please tell us whether the price or the number of securities, or both, can change after the effective date of the registration statement. For each such security, please tell us how the change would occur (i.e., explain the change mechanism). In this regard we note, by way of example only, the Reset Date mechanism in the form of Series B Warrant and the exercise price adjustment mechanism in Section 2 of the form of Series A Warrant. In doing so, please provide an example or examples to illustrate the change. In addition, please tell us how such change would be permissible under the federal securities laws. In this regard, we note you are registering the transaction on Form F-1 and thus, for example, cannot rely on Rule 415 to do an at-the-market offering.

Response: We respectfully advise the Staff that, for each of the securities included in the registered transaction, the price and the aggregate number of securities included in the transaction will be fixed as of the effective date of the registration statement. The Pre-Funded Warrants are exercisable on issuance at an exercise price of $0.0001 per share of Class A Ordinary Shares and will not expire until exercised in full. By way of example, based on an assumed offering price of $3.73, which was the last reported sale price of our Class A Ordinary Shares on The Nasdaq Capital Market on July 29, 2024, the Series A Warrants are exercisable upon issuance and have an exercise price of $3.73 per Class A Ordinary Share (subject to certain anti-dilution and share combination event protections, and subject to certain adjustment on the Series B Exercise Date) and have a term of 5 years. The Series B Warrants will be exercisable at any time or times on or after the Series B Exercise Date, will have an exercise price of $0.0001 per Class A Ordinary Share and will have a term of 5 years. On the Series B Exercise Date, assuming an offering price of $3.73 per Unit, the exercise price of the Series A Warrant shall be adjusted to $0.746, and the number of shares issuable upon exercise of the Series A Warrant shall be adjusted to 16,756,032 shares, which is the number of shares determined by multiplying the exercise price then in effect at issuance by the number of warrant shares acquirable upon exercise of the Series A Warrant immediately prior to such adjustment and dividing the product thereof by $0.746. To clarify, the number of shares issuable per initially-issued Series A Warrant on the Series B Exercise Date would be five Class A Ordinary Shares, and the exercise price of the Series A Warrant would be $0.746 per Class A Ordinary Share. Assuming an offering price of $3.73 per Unit, the number of shares issuable upon exercise of the Series B warrants shall be increased to 13,404,826 shares, which is equal to the number (if positive) obtained by subtracting (I) the sum of (x) the number of shares issued at closing and (y) the number of shares issuable upon exercise in full of any Pre-funded Warrants purchased by the investors at closing, from (II) the quotient determined by dividing (x) the sum of (i) the aggregate purchase price paid by the investors at closing and (ii) the aggregate of all exercise prices paid or payable by the investors upon exercise in full of the Pre-Funded Warrants, by (y) $0.746.  As such, the maximum number of Class A Ordinary Share underlying the Series A Warrants and Series B Warrants would be an aggregate of approximately 16,756,032 shares and 13,404,826 shares, respectively, assuming an offering price of $3.73 per Unit.

As such, we believe that our offering is not an “at the market offering” under SEC Rule 415 and we can register this offering on Form F-1.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206, or Joan Wu at (212) 530-2208.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq. Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC

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